Continental

Continental Aktiengesellschaft

Press Release



Continental and Bridgestone cooperate in run-flat tire systems

Hanover/Tokyo, January 22, 2002. Continental AG announced today that Continental AG and Bridgestone Corporation, Japan, signed a technical agreement on January 21, 2002 in Tokyo. It provides two companies opportunities to cooperate in creating global standard systems in run-flat tire systems for installation on standard wheels for passenger cars and light trucks. By taking the customers' safety and comfort as utmost priority, two companies will join forces to provide vehicle manufacturers and consumers with advanced run-flat tire systems.

Under this agreement, Continental will furnish technology and grant license on its original technology on the innovative Conti Safety Ring run-flat system (CSR) to Bridgestone. At the same time, Bridgestone will furnish technology and grant license to Continental on its Self Supporting Runflat Tire (SSR), which has earned high regard and multiple fitments from leading automakers globally.

Asserting the strengths of each company's system will provide customers with an increased range of choice on standard wheels. It will help accelerate the market penetration of run-flat systems. Both companies will work separately and independently in developing their own run-flat systems, and they will compete continuously with each other in those systems in the market.

Details of the cooperation together with products of the run flat tire systems developed by the two companies will be presented in early March 2002 at the Geneva Auto Show.

Andreas Meurer
Head of Press
Tel.: +49-0511-938-1278
Fax: +49-0511-938-1055
E-Mail: prkonzern@conti.de

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